Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditor’s Review Report	1-2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	4

Separate Interim Statements of Comprehensive Income	5

Separate Interim Statements of Changes in Equity	6

Separate Interim Statements of Cash Flows	7

Notes to the Separate Interim Financial Statements	8-47

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of Woori Financial Group Inc. (the “Company”), which comprise the separate interim statement of financial position as of June 30, 2023, the separate interim statement of comprehensive income for the three-month and six-month periods ended June 30, 2023, the separate interim statement of changes in equity and cash flows for the six-month periods ended June 30, 2023 and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022, changes in equity and cash flows for the six-month periods ended June 30, 2022, were reviewed by other auditor whose report thereon, dated August 12, 2022, expressed that nothing came to their attention that caused them to believe that those condensed interim financial statements are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

The separate statement of financial position of the Company as of December 31, 2022, and the related separate statements of comprehensive income, changes in equity and cash flows for the year the ended, which are not accompanying this report, were audited by other auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 7, 2023, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2023

This report is effective as of August 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS

ENDED JUNE 30, 2023 AND 2022

The accompanying separate interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022

	June 30, 2023	December 31, 2022

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 31)	175,318	313,361
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 6, 9 and 18)	—	689
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 7 and 9)	324,814	312,771
Loans and other financial assets at amortized cost (Notes 4, 8, 9 and 31)	2,233,028	2,041,877
Investments in subsidiaries (Notes 10 and 31)	22,796,367	22,394,915
Premises and equipment (Notes 11 and 31)	9,421	11,052
Intangible assets (Note 12)	4,553	4,859
Net defined benefit asset (Note 16)	1,962	5,947
Current tax assets (Note 28)	19,409	14,350
Deferred tax assets (Note 28)	10,650	13,433
Other assets (Note 13)	231	322

Total assets	25,575,753	25,113,576

LIABILITIES
Debentures (Notes 4, 9 and 14)	1,597,717	1,447,762
Provisions (Note 15)	1,266	487
Current tax liabilities	81,743	721,795
Other financial liabilities (Notes 4, 9, 17, 31 and 32)	45,479	46,039
Other liabilities (Note 17)	391	591

Total liabilities	1,726,596	2,216,674

EQUITY (Note 19)
Capital stock	3,640,303	3,640,303
Hybrid securities	3,411,501	3,112,273
Capital surplus	10,909,281	10,909,281
Other equity	(41,939)	(26,186)
Retained earnings	5,930,011	5,261,231

Total equity	23,849,157	22,896,902

Total liabilities and equity	25,575,753	25,113,576

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month

	(Korean Won in millions, except for earnings per share data)
Interest income	18,362	32,068	4,806	6,578
Interest expense	(8,352)	(16,376)	(7,338)	(14,521)

Net interest income (loss) (Notes 9, 21 and 31)	10,010	15,692	(2,532)	(7,943)
Fees and commissions income	399	798	327	653
Fees and commissions expense	(5,817)	(9,553)	(3,985)	(6,968)

Net fees and commissions loss (Notes 22 and 31)	(5,418)	(8,755)	(3,658)	(6,315)
Dividend income (Notes 23 and 31)	3,578	1,472,869	3,520	1,264,236
Net gain on financial instruments at FVTPL (Notes 9 and 24)	—	2,023	—	—
Reversal (Provision) of impairment losses due to credit loss (Notes 9, 25 and 31)	(937)	(978)	196	(77)
General and administrative expenses (Notes 26 and 31)	(19,082)	(35,527)	(16,189)	(33,919)

Operating income (expense)	(11,849)	1,445,324	(18,663)	1,215,982
Non-operating income (expense) (Note 27)	18	9	(134)	(130)
Net income (expense) before income tax expense	(11,831)	1,445,333	(18,797)	1,215,852
Income tax income (expense) (Note 28)	881	96	(345)	(1,604)
Net income (loss)	(10,950)	1,445,429	(19,142)	1,214,248

Net gain (loss) on valuation of equity securities at FVTOCI	(198)	8,826	(17,655)	(14,391)
Remeasurement of the net defined benefit liability	405	(941)	1,083	1,440

Items that will not be reclassified to profit or loss:	207	7,885	(16,572)	(12,951)

Other comprehensive income (loss), net of tax	207	7,885	(16,572)	(12,951)
Total comprehensive income (loss)	(10,743)	1,453,314	(35,714)	1,201,297

Earnings (Loss) per share (Note 29)
Basic and diluted earnings (loss) per share (Unit: In Korean Won)	(60)	1,899	(57)	1,611

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity

	(Korean Won in millions)
January 01, 2022	3,640,303	10,909,281	2,294,288	(3,874)	4,824,991	21,664,989
Total comprehensive income
Net income	—	—	—	—	1,214,248	1,214,248
Net loss on valuation of equity securities at FVTOCI	—	—	—	(14,391)	—	(14,391)
Remeasurement of the net defined benefit liability	—	—	—	1,440	—	1,440
Transactions with owners
Dividends to common stocks	—	—	—	—	(546,044)	(546,044)
Issuance of hybrid securities	—	—	299,318	—	—	299,318
Dividends to hybrid securities	—	—	—	—	(41,375)	(41,375)

June 30, 2022 (Unaudited)	3,640,303	10,909,281	2,593,606	(16,825)	5,451,820	22,578,185

January 01, 2023	3,640,303	10,909,281	3,112,273	(26,186)	5,261,231	22,896,902
Total comprehensive income
Net income	—	—	—	—	1,445,429	1,445,429
Net gain on valuation of equity securities at FVTOCI	—	—	—	8,826	—	8,826
Remeasurement of the net defined benefit liability	—	—	—	(941)	—	(941)
Transactions with owners
Dividends to common stocks	—	—	—	—	(713,497)	(713,497)
Issuance of hybrid securities	—	—	299,228	—	—	299,228
Dividends to hybrid securities	—	—	—	—	(63,152)	(63,152)
Acquisition of treasury stock	—	—	—	(23,638)	—	(23,638)

June 30, 2023 (Unaudited)	3,640,303	10,909,281	3,411,501	(41,939)	5,930,011	23,849,157

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month periods ended June 30
	2023	2022

	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,445,429	1,214,248
Adjustments to net income:
Income tax expense(income)	(96)	1,604
Interest income	(32,068)	(6,578)
Interest expense	16,376	14,521
Dividend income	(1,472,869)	(1,264,236)

	(1,488,657)	(1,254,689)

Adjustments for profit/loss items not involving cash flows:
Provision of impairment losses due to credit loss	978	77
Gain on valuation of financial instruments at FVTPL	(2,023)	—
Retirement benefit	1,672	1,234
Depreciation and amortization	3,631	3,108

	4,258	4,419

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	872	(89)
Other assets	90	(15)
Net defined benefit liability	1,035	311
Other financial liabilities	(3,836)	(591)
Other liabilities	(200)	(2)

	(2,039)	(386)

Interest income received	28,907	3,766
Interest expense paid	(15,686)	(14,145)
Dividends received	1,472,866	1,264,236
Income tax paid	(1,085)	(741)

	1,485,002	1,253,116

Net cash provided by operating activities	1,443,993	1,216,708

Cash flows from investing activities:
Net increase on other investment assets	(829,888)	(460,000)
Acquisition of investments in subsidiaries	(398,740)	(250,000)
Acquisition of financial assets at FVTOCI	—	(200,000)
Acquisition of premises and equipment	(56)	(2,036)
Acquisition of intangible assets	(350)	(548)
Increase on guarantee deposits for leases	—	(142)

	(1,229,034)	(912,726)

Cash flows from financing activities:
Issuance of debentures	149,646	80,000
Issuance of hybrid securities	299,228	299,318
Acquisition of treasury stock	(23,638)	—
Redemption of lease liabilities	(1,589)	(1,509)
Dividends paid to hybrid securities	(63,152)	(41,375)
Dividends paid	(713,497)	(546,044)

	(353,002)	(209,610)

Net increase (decrease) in cash and cash equivalents	(138,043)	94,372
Cash and cash equivalents, beginning of the period	313,361	578,725

Cash and cash equivalents, end of the period (Note 5)	175,318	673,097

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,640,303 million Won as of June 30. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock between from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Company paid 598,391 million Won in cash and 42,103,377 new shares of the Company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.) In addition, as of March 31, 2023, the Company acquired an additional 28.1% interests in Woori Asset Trust Co. (excluding treasury stock, 21.3% when including treasury stock).

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.). In addition, as of April 15, 2021, the Company acquired an additional 13.3% interests in Woori Financial Capital Co., Ltd. (excluding treasury stock, 12.9% in the case of including treasury stock), and as of May 24, 2021, the Company additionally acquired treasury stock held by Woori Financial Capital Additional shares (3.6%).

As of March 12, 2021, the Company paid 113,238 million Won in cash to acquire 100% interests on Woori Savings Bank from Woori Financial Capital Co., Ltd., our subsidiary.

As of August 10, 2021, the Company paid 5,792,866 new shares of the company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies, was established (100% stock, 200 billion won in stock payments) and incorporated as a subsidiary.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

As of March 23, 2023, the Company acquired a 53.9% interests in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.) (excluding treasury stock, 52.0% in the case of including treasury stock). In addition, as of May 30, 2023, the Company additionally acquired treasury stock held by Woori Venture Partners Co., Ltd. (3.5%).

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company’s financial statements are condensed interim financial statements prepared in accordance with Korean IFRS 1034, Interim Financial Reporting for some of periods in which the annual separate financial statements belong. They are also separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. It is necessary to use the Company’s annual separate financial statements for the year ended December 31, 2022 for understanding of the accompanying condensed interim financial statements.

(1)

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying condensed interim financial statements have been applied consistently with the annual financial statements as of and for the year ended December 31, 2022.

1)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ and IFRS Practice Statement 2 ‘Making Materiality Judgements’ – Disclosure of Accounting Policy

In order to define and disclose important accounting policies and to provide guidance on how to apply the concept of materiality, the International Accounting Standards Practice 2 ‘Accounting Policy Disclosure’ has been revised. The amendment does not have a significant impact on the financial statements.

2)	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ – Definition of Accounting Estimates

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. The amendment does not have a significant impact on the financial statements.

3)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Disclosure of valuation gains or losses on financial liabilities with condition to adjust exercise price

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability. The amendment does not have a significant impact on the financial statements.

4)	Amendments to K-IFRS 1012 ‘Income Taxes’ – deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. The amendment does not have a significant impact on the financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	The details of K-IFRSs that have been issued and published since January 1, 2023 but have not yet reached the effective date are as follows:

1)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Company.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2022, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on weighted average annual income tax rate expected for the expected gross annual profit. The estimated average annual tax rate is applied to the pre-tax income.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The management shall make judgements, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2022.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Committee analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

The CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department, which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2)	Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2023	December 31, 2022
Loans and other financial assets at amortized cost (*)	Banks	2,109,154	1,946,609
	Corporates	123,874	95,268

	Sub-total	2,233,028	2,041,877

Financial assets at FVTPL	Derivative assets	—	689

	Total	2,233,028	2,042,566

(*) Cash and cash equivalents are not included.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
	Korea	Korea
Loans and other financial assets at amortized cost	2,233,028	2,041,877
Financial assets at FVTPL	—	689

Total	2,233,028	2,042,566

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2023 and December 31, 2022 (Unit: Korean Won in millions):

	June 30, 2023
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	2,231,901	1,127	2,233,028

	December 31, 2022
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	2,039,388	2,489	2,041,877
Financial assets at FVTPL	689	—	689

Total	2,040,077	2,489	2,042,566

3)	Credit risk exposure

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL as of June 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	June 30, 2023
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	2,234,322	—	—	—	—	2,234,322	(1,294)	2,233,028
Banks	2,110,296	—	—	—	—	2,110,296	(1,142)	2,109,154
Corporates	124,026	—	—	—	—	124,026	(152)	123,874
General business	124,026	—	—	—	—	124,026	(152)	123,874

Total	2,234,322	—	—	—	—	2,234,322	(1,294)	2,233,028

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

	December 31, 2022
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	2,042,192	—	—	—	—	2,042,192	(315)	2,041,877
Banks	1,946,924	—	—	—	—	1,946,924	(315)	1,946,609
Corporates	95,268	—	—	—	—	95,268	—	95,268
General business	95,268	—	—	—	—	95,268	—	95,268

Total	2,042,192	—	—	—	—	2,042,192	(315)	2,041,877

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	256,160	1,583,700	—	505,680	—	—	2,345,540
Financial assets at FVTOCI (*2)	—	—	—	—	—	324,814	324,814

Sub-total	256,160	1,583,700	—	505,680	—	324,814	2,670,354

Liability:
Debentures	269,205	8,519	8,519	8,519	537,973	938,710	1,771,445

	December 31, 2022
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	315,632	406,445	913,995	—	—	—	1,636,072
Financial assets at FVTOCI (*2)	—	—	—	—	—	312,771	312,771

Sub-total	315,632	406,445	913,995	—	—	312,771	1,948,843

Liability:
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837

(*1)

The principal and interest cash flows of cash and cash equivalents are included in the cash flows within three months, with 176,273 million Won and 315,632 million Won as of June 30, 2023 and December 31, 2022, respectively.

(*2)	Due to the uncertain timing of the sale, it is included in the section for over 5 years in accordance with the expiration of the remaining contract.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 Years	Over 5 years	Total
Debentures	269,205	8,519	8,519	8,519	537,973	938,710	1,771,445
Lease liabilities	802	800	785	774	1,873	—	5,034
Other financial liabilities (*)	9,133	—	—	19,765	11,741	—	40,639

Total	279,140	9,319	9,304	29,058	551,587	938,710	1,817,118

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837
Lease liabilities	797	770	767	764	3,070	—	6,168
Other financial liabilities (*)	10,720	21,087	—	348	8,000	—	40,155

Total	19,360	29,700	268,465	8,123	393,237	949,275	1,668,160

(*)	It does not include lease liabilities.

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	269,205	8,519	8,519	8,519	537,973	938,710	1,771,445
Lease liabilities	802	800	785	774	1,873	—	5,034
Other financial liabilities(*)	9,133	—	—	19,765	11,741	—	40,639

Total	279,140	9,319	9,304	29,058	551,587	938,710	1,817,118

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837
Lease liabilities	797	770	767	764	3,070	—	6,168
Other financial liabilities (*)	10,720	21,087	—	348	8,000	—	40,155

Total	19,360	29,700	268,465	8,123	393,237	949,275	1,668,160

(*)	It does not include lease liabilities.

3)	Maturity analysis of derivative financial liabilities.

As of June 30, 2023 and December 31, 2022, there are no fair measured derivative financial liabilities.

5.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Demand deposits	20,318	18,361
Fixed deposits	155,000	295,000

Total	175,318	313,361

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	8,826	(14,391)
Increase in account payables related to acquisition of premises and equipment	104	2
Changes in right-of-use assets due to new contract	465	858
Changes in lease liabilities due to new contract	465	584
Change in bond discount issuance differences due to bond issuance	353	—
Change in accounts payables related to acquisition of treasury stock	3,525	—

6.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Financial assets at FVTPL mandatorily measured at fair value	—	689

(2)	Financial assets at FVTPL mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Derivatives assets	—	689

(3)	Financial assets at FVTPL designated as upon initial recognition is nil among financial assets at FVTPL as of June 30, 2023 and December 31, 2022.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

7.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Hybrid securities	324,814	312,771

(2)	Details of equity securities designated as financial assets at FVTOCI as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	June 30, 2023	December 31, 2022
Investment for political purpose	324,814	312,771

8.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Due from banks	2,128,604	1,299,687
Other financial assets	104,424	742,190

Total	2,233,028	2,041,877

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Due from banks in local currency:
Due from depository banks	2,050,000	1,300,000
Others	79,888	—
Loss allowance	(1,284)	(313)

Total	2,128,604	1,299,687

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(313)	—	—	(313)
Provision of allowance for credit loss	(971)	—	—	(971)

Ending balance	(1,284)	—	—	(1,284)

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(72)	—	—	(72)
Provision of allowance for credit loss	(76)	—	—	(76)

Ending balance	(148)	—	—	(148)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,300,000	—	—	1,300,000
Net increase	829,888	—	—	829,888

Ending balance	2,129,888	—	—	2,129,888

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	160,000	—	—	160,000
Net increase	460,000	—	—	460,000

Ending balance	620,000	—	—	620,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Receivables	83,976	724,101
Accrued income	18,313	15,991
Lease deposits	2,145	2,101
Loss allowance	(10)	(3)

Total	104,424	742,190

(5)	Changes in the allowance for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions).

1)	Allowance for credit losses

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3)	—	—	(3)
Provision of allowance for credit losses	(7)	—	—	(7)

Ending balance	(10)	—	—	(10)

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit losses	(1)	—	—	(1)

Ending balance	(1)	—	—	(1)

2)	Gross carrying amount

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	742,193	—	—	742,193
Net increase (decrease)	(637,759)	—	—	(637,759)

Ending balance	104,434	—	—	104,434

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	473,182	—	—	473,182
Net increase (decrease)	74,055	—	—	74,055

Ending balance	547,237	—	—	547,237

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

9.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of market observable inputs. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	—	—
Financial assets at FVTOCI
Hybrid securities	—	—	324,814	324,814

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	689	689
Financial assets at FVTOCI
Hybrid securities	—	—	312,771	312,771

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Derivatives	As the transaction price of the forward contract is determined, the discounted cash flow method is used to calculate the fair values of the underlying asset, and based on this, the fair value of derivative is calculated.	Values of underlying assets
Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	The discounted cash flow method	Equity related	Discount rate	9.25% ~ 11.25%	Value of underlying assets and derivative assets decreases as discount rate increases.
Hybrid securities	Hull and White model and others	Hybrid securities related	Interest rate (YTM), Discount rate	Interest rate 3.53%~ 3.70% Discount rate 4.39% ~ 6.87%	Variation of fair value increases as variation of interest rate (YTM) increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Beginning balance	Net Income	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	689	2,023	—	—	(2,712)	—	—
Financial assets at FVTOCI
Hybrid securities	312,771	—	12,043	—	—	—	324,814
Financial liabilities
Financial liabilities at FVTPL
Derivative liabilities	—	—	—	—	—	—	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2022
	Beginning balance	Net Income (loss)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	—	—	—	—	—
Financial assets at FVTOCI
Hybrid securities	146,294	—	(19,849)	200,000	—	—	326,445
Financial liabilities
Financial liabilities at FVTPL
Derivative liabilities	329	—	—	—	—	—	329

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for equity related derivatives of which fair value changes are recognized as net income and hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility (Unit: Korean Won in millions):

June 30, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial liabilities at FVTPL
Derivative assets	—	—	—	—
Financial assets at FVTOCI
Hybrid securities (*)	—	—	9,239	(8,958)

(*)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

	December 31, 2022
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	16,523	(13,279)	—	—
Financial assets at FVTOCI
Hybrid securities (*2)	—	—	10,347	(9,988)

(*1)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 1%, respectively.

(*2)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(5)	Fair value and carrying amount of financial liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Fair value				Book Value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	2,233,028	2,233,028	2,233,028
Financial liabilities:
Debentures	—	1,477,869	—	1,477,869	1,597,717
Other financial liabilities (*1)(*2)	—	—	40,639	40,639	40,639

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

	December 31, 2022
	Fair value				Book Value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	2,041,877	2,041,877	2,041,877
Financial liabilities:
Debentures	—	1,277,164	—	1,277,164	1,447,762
Other financial liabilities (*1)(*2)	—	—	40,155	40,155	40,155

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

1)	Financial assets

	June 30, 2023
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	2,128,604	2,128,604
Hybrid securities	—	324,814	—	324,814
Other financial assets	—	—	104,424	104,424

Total	—	324,814	2,233,028	2,557,842

	December 31, 2022
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	1,299,687	1,299,687
Hybrid securities	—	312,771	—	312,771
Derivative assets	689	—	—	689

Other financial assets	—	—	742,190	742,190

Total	689	312,771	2,041,877	2,355,337

2)	Financial liabilities

	June 30, 2023		December 31, 2022
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost
Debentures	—	1,597,717	—	1,447,762
Other financial liabilities	—	40,639	—	40,155

Total	—	1,638,356	—	1,487,917

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Interest Income (expense)	Provision of credit loss	Gain on transactions and valuation	Others	Total
Financial assets at FVTPL	—	—	2,023	—	2,023
Financial assets at FVTOCI	—	—	—	7,044	7,044
Loans and other financial assets at amortized cost (*)	32,068	(978)	—	—	31,090
Financial liabilities at amortized cost	(16,234)	—	—	—	(16,234)

	15,834	(978)	2,023	7,044	23,923

(*) 6,999 million Won interest income of cash and cash equivalents are included.

	For the six-month period ended June 30, 2022
	Interest Income (expense)	Provision of credit loss	Gain on transactions and valuation	Others	Total
Financial assets at FVTPL	—	—	—	—	—
Financial assets at FVTOCI	—	—	—	4,810	4,810
Loans and other financial assets at amortized cost (*)	6,578	(77)	—	—	6,501
Financial liabilities at amortized cost	(14,499)	—	—	—	(14,499)

	(7,921)	(77)	—	4,810	(3,188)

(*)	3,188 million Won interest income of cash and cash equivalents are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

10.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries (*1)	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Bank
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	373,800	Finance
Woori Investment Bank Co., Ltd.	Korea	437,100	Other credit finance business
Woori Asset Trust Co., Ltd.	Korea	15,300	Real asset trust
Woori Savings Bank	Korea	124,000	Mutual saving bank
Woori F&I Co., Ltd.	Korea	20,000	Finance
Woori Asset Management Corp	Korea	20,000	Finance
Woori Venture Partners Co., Ltd.	Korea	50,000	Other financial services
Woori Global Asset Management Co., Ltd.	Korea	20,000	Finance
Woori Private Equity Asset Management Co., Ltd.	Korea	80,000	Finance
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Financial support service business
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business

	June 30, 2023			December 31, 2022
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Banks	716,000,000	100.0	June 30, 2023	716,000,000	100.0	December 31, 2022
Woori Card Co., Ltd.	179,266,200	100.0	June 30, 2023	179,266,200	100.0	December 31, 2022
Woori Financial Capital Co., Ltd.	74,757,594	100.0	June 30, 2023	74,757,594	100.0	December 31, 2022
Woori Investment Bank Co., Ltd.	513,162,392	58.7	June 30, 2023	513,162,392	58.7	December 31, 2022
Woori Asset Trust Co., Ltd.	2,210,600	95.3	June 30, 2023	1,560,000	67.2	December 31, 2022
Woori Savings Bank	24,802,623	100.0	June 30, 2023	24,802,623	100.0	December 31, 2022
Woori F&I Co., Ltd.	4,000,000	100.0	June 30, 2023	4,000,000	100.0	December 31, 2022
Woori Asset Management Corp	2,920,000	73.0	June 30, 2023	2,920,000	73.0	December 31, 2022
Woori Venture Partners Co., Ltd.	55,544,803	55.5	June 30, 2023	—	—	—
Woori Global Asset Management Co., Ltd.	4,000,000	100.0	June 30, 2023	4,000,000	100.0	December 31, 2022
Woori Private Equity Asset Management Co., Ltd.	16,000,000	100.0	June 30, 2023	16,000,000	100.0	December 31, 2022
Woori Credit Information Co., Ltd.	1,008,000	100.0	June 30, 2023	1,008,000	100.0	December 31, 2022
Woori Fund Service Co., Ltd.	2,000,000	100.0	June 30, 2023	2,000,000	100.0	December 31, 2022
Woori FIS Co., Ltd.	4,900,000	100.0	June 30, 2023	4,900,000	100.0	December 31, 2022
Woori Finance Research Institute Co., Ltd.	600,000	100.0	June 30, 2023	600,000	100.0	December 31, 2022

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.	447,673	—	—	447,673
Woori Asset Trust Co., Ltd.(*1)	224,198	179,444	—	403,642
Woori Savings Bank	213,238	—	—	213,238
Woori F&I Co., Ltd.	200,000	—	—	200,000
Woori Asset Management Corp	122,449	—	—	122,449
Woori Venture Partners Co., Ltd.(*2)	—	222,008	—	222,008
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori Credit Information Co., Ltd	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	22,394,915	401,452	—	22,796,367

(*1)	The Company additionally acquired 28.1% (excluding treasury stocks) interests of Woori Asset Trust Co Ltd on March 31, 2023. In the case of including treasury stocks, the share ratio was 21.3%
(*2)

The Company additionally acquired 53.9% interests of Daol Investment Co Ltd (excluding treasury stocks) on March 23, 2023. In the case of including treasury stocks, the share ratio was 52.0%) and the Company name was changed to Woori Venture Partners Co., Ltd. The Company additionally acquired treasury stocks held by Woori Venture Partners Co., Ltd. (3.5% interests) on May 30, 2023.

	For the six-month period ended June 30, 2022
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.	447,673	—	—	447,673
Woori Asset Trust Co., Ltd.	224,198	—	—	224,198
Woori Savings Bank	213,238	—	—	213,238
Woori F&I Co., Ltd.(*1)	—	200,000	—	200,000
Woori Asset Management Corp	122,449	—	—	122,449
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori Private Equity Asset Management Co., Ltd.(*2)	7,797	50,000	—	57,797
Woori Credit Information Co., Ltd	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	22,144,915	250,000	—	22,394,915

(*1)	On January 7, 2022, Woori Financial F&I Co., Ltd. was established (100% stake, 200 billion won in stock payments) and included as a subsidiary.
(*2)	The Capital increase amount of 50,000 million Won was made in June 2022.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

11.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment (owned)	—	1,389	2,624	4,013
Right-of-use asset	4,663	745	—	5,408

Total	4,663	2,134	2,624	9,421

	December 31, 2022
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment (owned)	—	1,944	3,125	5,069
Right-of-use asset	5,462	521	—	5,983

Total	5,462	2,465	3,125	11,052

(2)	Details of premises and equipment (owned) as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	6,060	6,219	12,279
Accumulated depreciation	(4,671)	(3,595)	(8,266)

Net carrying amount	1,389	2,624	4,013

	December 31, 2022
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	6,012	6,107	12,119
Accumulated depreciation	(4,068)	(2,982)	(7,050)

Net carrying amount	1,944	3,125	5,069

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	1,944	3,125	5,069
Acquisitions	48	112	160
Depreciation	(603)	(613)	(1,216)

Ending balance	1,389	2,624	4,013

	For the six-month period ended June 30, 2022
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	2,676	2,411	5,087
Acquisitions	321	1,717	2,038
Depreciation	(565)	(461)	(1,026)

Ending balance	2,432	3,667	6,099

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(4)	Details of right-of-use assets as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Building	Equipment and Vehicles	Total
Acquisition cost	5,825	1,274	7,099
Accumulated depreciation	(1,162)	(529)	(1,691)

Net carrying amount	4,663	745	5,408

	December 31, 2022
	Building	Equipment and Vehicles	Total
Acquisition cost	10,320	1,191	11,511
Accumulated depreciation	(4,858)	(670)	(5,528)

Net carrying amount	5,462	521	5,983

(5)	Details of changes in right-of-use assets for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Building	Equipment and Vehicles	Total
Beginning balance	5,462	521	5,983
New contracts	755	465	1,220
Termination	—	(36)	(36)
Depreciation	(1,554)	(205)	(1,759)

Ending balance	4,663	745	5,408

	For the six-month period ended June 30, 2022
	Building	Equipment and Vehicles	Total
Beginning balance	2,272	431	2,703
New contracts	314	544	858
Termination	—	(78)	(78)
Depreciation	(1,268)	(204)	(1,472)

Ending balance	1,318	693	2,011

12.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Software	Development cost	Membership deposit	Construction in progress	Total
Acquisition cost	4,155	3,500	2,371	61	10,087
Accumulated amortization	(3,468)	(2,066)	—	—	(5,534)

Net carrying amount	687	1,434	2,371	61	4,553

	December 31, 2022
	Software	Development cost	Membership deposit	Total
Acquisition cost	3,866	3,500	2,371	9,737
Accumulated amortization	(3,162)	(1,716)	—	(4,878)

Net carrying amount	704	1,784	2,371	4,859

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	704	1,784	2,371	—	4,859
Acquisitions	—	—	—	350	350
Amortization	(306)	(350)	—	—	(656)
Transfer	289	—	—	(289)	—

Ending balance	687	1,434	2,371	61	4,553

	For the six-month period ended June 30, 2022
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	882	1,918	2,371	—	5,171
Acquisitions	398	—	—	150	548
Amortization	(309)	(300)	—	—	(609)

Ending balance	971	1,618	2,371	150	5,110

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Prepaid expenses	231	322

14.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2023		December 31, 2022
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	1.23~4.04	650,000	1.23~3.90	500,000
Subordinated bonds	2.13~2.55	950,000	2.13~2.55	950,000

Sub-total		1,600,000		1,450,000
Deducted item:
Discounts on bonds		(2,283)		(2,238)

Total		1,597,717		1,447,762

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

15.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Asset retirement obligation	1,266	487

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Beginning balance	487	394
Increase	754	87
Amortization	25	3

Ending balance	1,266	484

16.	NET DEFINED BENEFIT LIABILITY (ASSET)

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit asset are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Present value of defined benefit obligation	(14,736)	(18,660)
Fair value of plan assets	16,698	24,607

Net defined benefit asset	1,962	5,947

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the six-month periods ended June 30
		2023	2022
Beginning balance		18,660	20,966
Transfer-in / out		(4,778)	634
Current service cost		1,854	1,273
Interest cost		484	304
Remeasurements	Financial assumptions	202	(2,886)
	Experience adjustment	753	713
Retirement benefit paid		(1,519)	(413)
Others		(920)	(184)

Ending balance		14,736	20,407

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Beginning balance	24,607	22,482
Transfer-in / out	(6,207)	690
Interest income	667	342
Remeasurements	(323)	(187)
Retirement benefit paid	(2,046)	(964)

Ending balance	16,698	22,363

(4)	The fair value of plan assets as of June 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Cash and Deposit	16,698	24,607

Meanwhile, the actual revenue of plan assets for the six-month periods ended June 30, 2023 and 2022 are 344 million Won and 155 million Won, respectively.

(5)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Current service cost	1,854	1,273
Net interest income	(182)	(39)

Cost recognized in net income	1,672	1,234
Remeasurements (*)	1,278	(1,985)

Cost recognized in total comprehensive income	2,950	(751)

(*)	The amount is before income tax expense effect.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

17.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Other financial liabilities:
Accounts payable	24,738	20,243
Accrued expenses	15,901	19,912
Lease liabilities	4,840	5,884

Sub-total	45,479	46,039

Other liabilities:
Other miscellaneous liabilities	391	591

Total	45,870	46,630

18.	DERIVATIVES

Derivative assets and derivative assets are as follows (Unit: Korean Won in millions):

	June 30, 2023		December 31, 2022
	Nominal amount	Assets	Nominal amount	Assets
		For trading		For trading
Equity Forwards	—	—	176,720	689

Derivatives assets were terminated by the acquisition of additional shares in Woori Asset Trust as of March 31, 2023 (see Note 6, Note 9).

19.	EQUITY

(1)	Details of equity as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Capital	3,640,303	3,640,303
Hybrid securities	3,411,501	3,112,273
Capital surplus	10,909,281	10,909,281
Other equity
Treasury stock	(23,664)	(26)
Accumulated other comprehensive income	(18,275)	(26,160)

Sub-Total	(41,939)	(26,186)

Retained earnings (*1) (*2)	5,930,011	5,261,231

Total	23,849,157	22,896,902

(*1)	The regulatory reserve for credit loss in retained earnings amounted to 3,697 million won and 2,356 million won as of June 30, 2023 and December 31, 2022 in accordance with the relevant regulation.
(*2)

The earned surplus reserve in retained earnings amounted to 300,190 million won and 181,860 million won as of June 30, 2023 and December 31, 2022 in accordance with the Article 53 of the Financial Holding Company Act.

(2)	The number of authorized shares and others of the Company are as follows:

	June 30, 2023	December 31, 2022
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	728,060,549 Shares
Capital stock	3,640,303 million won	3,640,303 million won

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2023	December 31, 2022
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	—
Issuance cost				(8,499)	(7,727)

Total				3,411,501	3,112,273

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(27,364)	12,042	(3,216)	(18,538)
Remeasurement gain (loss) related to defined benefit plan	1,204	(1,278)	337	263

Total	(26,160)	10,764	(2,879)	(18,275)

	For the six-month period ended June 30, 2022
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(2,688)	(19,849)	5,458	(17,079)
Remeasurement gain (loss) related to defined benefit plan	(1,160)	1,986	(546)	280

Total	(3,848)	(17,863)	4,912	(16,799)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Regulations on Supervision of Financial Holding Companies, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Beginning balance	3,697	2,356
Planned provision (reversal) of regulatory reserve for credit loss	(3,196)	1,341

Ending balance	501	3,697

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Net income (loss) before regulatory reserve	(10,950)	1,445,429	(19,142)	1,214,248
Provision (reversal) of regulatory reserve for credit loss	(3,485)	(3,196)	(1,067)	368
Adjusted net income after the provision of regulatory reserve	(7,465)	1,448,625	(18,075)	1,213,880
Dividends to hybrid securities	(32,738)	(63,152)	(22,225)	(41,375)
Adjusted net income after regulatory reserve and dividends to hybrid securities	(40,203)	1,385,473	(40,300)	1,172,505
Adjusted EPS (Loss Per Share) after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	(55)	1,903	(55)	1,610

(6) Details of changes in treasury stock are as follows (Unit: Korean Won in millions, number of shares):

	For the six-month period ended June 30, 2023
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	2,324	1,981,565	—	1,983,889
Book value	26	23,638	—	23,664

	For the six-month period ended June 30, 2022
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	2,324	—	—	2,324
Book value	26	—	—	26

20.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2022 were 980 Won and 713,497 million Won, respectively, approved at the regular general shareholders’ meeting held on March 24, 2023, and were paid in April, 2023.

(2)	On July 21, 2023, the Board of Directors has declared an quarterly dividend of 180 Won per share (130,748 million Won in total) and fixed record date as June 30, 2023.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

21.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Interest on due from banks	18,336	32,023	4,799	6,565
Other interest income	26	45	7	13

Total	18,362	32,068	4,806	6,578

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Interest on debentures	8,279	16,234	7,327	14,499
Other interest expense	13	25	1	3
Interest on lease liabilities	60	117	10	19

Total	8,352	16,376	7,338	14,521

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

22.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Fees and commissions income	399	798	327	653

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	3,434	4,701	1,998	2,736
Others	2,383	4,852	1,987	4,232

Total	5,817	9,553	3,985	6,968

23.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from investments in subsidiaries	—	1,465,825	—	1,259,426
Dividend income recognized from FVTOCI	3,578	7,044	3,520	4,810

Total	3,578	1,472,869	3,520	1,264,236

24.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Gains and losses on financial instruments at FVTPL mandatorily measured at fair value	—	2,023	—	—

(2)	Details of net gain or loss on financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2023	Periods ended June 30, 2022
Derivatives (Held for trading)	Equity derivatives	Gain on transactions and valuation	2,023	—

25.	REVERSAL (PROVISION) FOR IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of reversal (provision) for impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Reversal (Provision) of impairment loss due to credit loss on loans and other financial assets at amortized cost	(937)	(978)	196	(77)

26.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2023		Periods ended June 30, 2022
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term	Salaries	7,665	14,907	7,420	14,816
	Employee benefits	Employee fringe benefits	3,951	6,654	3,190	6,109
	Retirement benefit service costs		764	1,672	557	1,234
	Share based payments		693	523	(100)	1,281

	Sub-total		13,073	23,756	11,067	23,440

Depreciation and amortization			1,847	3,631	1,616	3,108
Other general and administrative expenses	Rent		433	885	406	787
	Taxes and public dues		133	339	68	262
	Service charges		1,097	1,752	627	1,512
	Computer and IT related		1,557	3,155	1,467	2,941
	Telephone and communication		126	246	90	196
	Operating promotion		194	620	309	608
	Advertising		14	39	30	75
	Printing		23	38	16	30
	Traveling		38	111	75	96
	Supplies		39	73	39	85
	Insurance premium		50	100	48	96
	Reimbursement		396	659	253	538
	Vehicle maintenance		55	110	72	133
	Others		7	13	6	12

	Sub-total		4,162	8,140	3,506	7,371

	Total		19,082	35,527	16,189	33,919

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2023 and December 31, 2022 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		11,517 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		0.50 years
Number of shares remaining	As of June 30, 2023	189,270 shares
	As of December 31, 2022	189,270 shares
Number of shares granted (*2)	As of June 30, 2023	189,270 shares
	As of December 31, 2022	189,270 shares

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		10,819 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		1.50 years
Number of shares remaining	As of June 30, 2023	239,798 shares
	As of December 31, 2022	239,798 shares
Number of shares granted (*2)	As of June 30, 2023	239,798 shares
	As of December 31, 2022	239,798 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		10,164 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		2.50 years
Number of shares remaining	As of June 30, 2023	223,176 shares
	As of December 31, 2022	223,176 shares
Number of shares granted (*2)	As of June 30, 2023	223,176 shares
	As of December 31, 2022	223,176 shares

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		9,548 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		3.50 years
Number of shares remaining	As of June 30, 2023	73,889 shares
	As of December 31, 2022	—
Number of shares granted (*2)	As of June 30, 2023	73,889 shares
	As of December 31, 2022	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Shawls model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2023 and December 31, 2022 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 7,748 million Won and 8,266 million Won.

27.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Other non-operating income	50	51	56	61
Other non-operating expense	(32)	(42)	(190)	(191)

Total	18	9	(134)	(130)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Lease change cancellation income	4	4	—	—
Others	46	47	56	61

Total	50	51	56	61

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Donations	30	40	190	190
Lease change cancellation loss	2	2	—	1

Total	32	42	190	191

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

28.	INCOME TAX EXPENSE (INCOME)

Details of income tax expense (income) are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Current tax expense
Current tax expense with respect to the current period	—	—

Deferred tax expense (income)
Change in deferred tax assets (liabilities) due to temporary differences	2,783	(3,308)
Tax expense (income) directly attributable to equity	(2,879)	4,912

Sub-total	(96)	1,604

Income tax expense (income)	(96)	1,604

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

29.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Net profit (loss) attributable to Owners	(10,950)	1,445,429	(19,142)	1,214,248
Dividends to hybrid securities	(32,738)	(63,152)	(22,225)	(41,375)
Net income attributable to common shareholders	(43,688)	1,382,277	(41,367)	1,172,873
Weighted average number of common shares outstanding (Unit: million shares)	728	728	728	728
Basic EPS (Loss Per Share) (Unit: Korean Won)	(60)	1,899	(57)	1,611

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the six-month period ended June 30, 2023
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	131,778,959,369
Treasury stock	(2,324)	(420,644)
Acquisition of treasury stock	(1,981,565)	(28,658,738)

Sub-total (①)		131,749,879,987

Weighted average number of common shares outstanding (②=(①/181)		727,899,889

	For the six-month period ended June 30, 2022
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	131,778,959,369
Treasury stock	(2,324)	(420,644)

Sub-total (①)		131,778,538,725

Weighted average number of common shares outstanding (②=(①/181)		728,058,225

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month periods ended June 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

30.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of June 30, 2023 and December 31, 2022, the Company has no litigation case in progress.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		June 30, 2023		December 31, 2022
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	100,000	—	100,000	—

	Total	100,000	—	100,000	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

31.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of June 30, 2023 and December 31, 2022, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month periods ended June 30, 2023 and 2022 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties	Title of account	June 30, 2023	December 31, 2022
Subsidiaries
Woori Bank	Cash and cash equivalents	175,318	313,361
	Other financial assets	2,109,175	1,945,807
	Allowance for credit losses	(1,142)	(315)
	Other financial liabilities	23,462	21,242
Woori Card Co., Ltd.	Other financial assets	25,275	46,920
	Other financial liabilities	79	281
Woori Financial Capital Co., Ltd.	Other financial assets	18,300	46,487
	Other financial liabilities	286	—
Woori Investment Bank Co., Ltd.	Other financial assets	1	—
Woori Savings Bank	Other financial assets	—	389
	Other financial liabilities	537	—
Woori Financial F&I Co., Ltd.	Other financial liabilities	581	564
Woori Global Asset Management Co., Ltd	Other financial assets	—	101
Woori Private Equity Asset Management Co. Ltd	Other financial assets	10	—
	Other financial liabilities	—	127
Woori Credit Information Co., Ltd.	Other financial assets	504	535
	Other financial liabilities	—	1
Woori Fund Service Co., Ltd.	Other financial assets	541	834
	Other financial liabilities	—	1
Woori FIS Co., Ltd.	Other financial assets	1	1,054
	Other financial liabilities	489	480
Woori Finance Research Institute Co., Ltd.	Other financial assets	81	66
	Other financial liabilities	—	2,160
Associates of subsidiaries
W Service Networks Co., Ltd.	Other financial liabilities	59	90

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

		For the six-month periods ended June 30
Related party	Title of account	2023	2022
Subsidiaries
Woori Bank	Interest income	31,521	6,578
	Fees and commissions income	798	653
	Dividend income	1,372,572	1,175,672
	Interest expenses (*)	107	12
	Fees and commissions expense	10	8
	Provision of impairment loss due to credit loss	827	77
	General and administrative expenses (*)	2,358	2,008
Woori Card Co., Ltd.	Dividend income	43,432	42,736
Woori Financial Capital Co., Ltd.	Dividend income	41,190	30,414
Woori Investment Bank Co., Ltd.	Dividend income	11,803	10,263
Woori Asset Trust Co., Ltd	Dividend income	780	780
Woori Savings Bank	Dividend income	1,383	2,803
Woori Credit Information Co., Ltd.	Dividend income	535	469
Woori Fund Service Co., Ltd.	Dividend income	1,174	1,100
Woori FIS Co., Ltd.	General and administrative expenses	2,869	2,669
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	3,400	3,200
Associates of subsidiaries
W Service Networks Co., Ltd.	General and administrative expenses	458	545

(*)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current period and prior period are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	June 30, 2023	December 31, 2022
Subsidiary	Woori Bank	Right-of-use assets	4,662	5,462
		Lease liabilities (*)	4,053	5,325
	Woori Financial Capital Co., Ltd.	Right-of-use assets	277	—
		Lease liabilities (*)	286	—

(*)	Cash outflows of lease liabilities redemption for the six-month periods ended June 30, 2023 and 2022 are 1,397 million Won and 1,307 million Won.

(4)	The details of loan and borrowing transactions with related parties for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korea Won in millions):

		Title of account	For the six-month periods ended June 30, 2023
Related parties			Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Deposit (*)	1,595,000	3,230,000	2,620,000	2,205,000

(*)	Excludes due from banks without withdrawal limitations.

		Title of account	For the six-month periods ended June 30, 2022
Related parties			Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Deposit (*)	520,000	1,825,000	1,055,000	1,290,000

(*)	Excludes due from banks without withdrawal limitations.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(5)	The details of equity-related transactions with related parties are as follows (Unit: Korean Won in million)

		For the six-month period ended June 30, 2023
Related parties		Acquisition of interests
Subsidiary	Woori Asset Trust Co Ltd (*1)	179,444
Subsidiary	Woori Venture Partners Co., Ltd. (*2)	222,008

(*1)

During the current period, the Company additionally acquired 28.1% (excluding treasury stocks) interests of Woori Asset Trust Co Ltd on March 31, 2023. In the case of including treasury stocks, the share ratio was 21.3%

(*2)

During the current period, the Company additionally acquired 53.9% (excluding treasury stocks) interests of Woori Venture Partners Co., Ltd., which was included in subsidiaries. In the case of including treasury stocks, the share ratio was 52.0%). Afterward, the Company additionally acquired treasury stocks held by Woori Venture Partners Co., Ltd. (3.5% interests) in May.

		For the six-month period ended June 30, 2022
Related parties		Investment (*)	Acquisition of hybrid securities
Subsidiary	Woori Financial F&I Co., Ltd.	200,000	—
Subsidiary	Woori Financial Capital Co., Ltd.	—	200,000
Subsidiary	Woori Private Equity Asset Management Co. Ltd.	50,000	—

(*)	During the prior period, Woori Financial F&I Co., Ltd. was established (100% share ratio, 200 billion won in stock payments) and included as a subsidiary.

(6)	There are no guarantees provided to the related parties. The unused commitments provided from the related parties are as follows (Unit: Korean Won in millions):

Related parties		June 30, 2023	December 31, 2022	Warranty
Subsidiary	Woori Card Co., Ltd.	788	741	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Short-term employee salaries	2,722	3,486
Retirement benefit service costs	83	103
Share-based compensation	453	1,116

Total	3,258	4,705

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of June 30, 2023 and December 31, 2022. Liabilities related to key management compensation are 8,042 million Won and 10,272 million Won as of as of June 30, 2023 and December 31, 2022, respectively.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

32.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Lease payments:
Within one year	3,160	3,098
After one year but within five years	1,874	3,070

Total	5,034	6,168

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Cash outflows from lease	1,684	1,595

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Lease payments for which the underlying short-term lease payments	20	10
asset is of low value	75	76

33.	EVENTS AFTER THE REPORTING PERIOD

(1)

The Company has entered into a stock exchange agreement with Woori Investment Bank Co., Ltd., a subsidiary, on June 1, 2023, in which the Company provide 0.0624346 common stock of Woori Financial Group Inc. for 1 common stock of Woori Investment Bank Co., Ltd. to shareholders of Woori Investment Bank Co., Ltd. excluding the Company on August 8, 2023. On July 21, 2023, the Board of Directors and the general meeting of Woori Investment Bank Co., Ltd., in lieu of the Company’s shareholders’ meeting, approved a comprehensive stock exchange. In this regard, the new shares to be issued by the Company are planned to be listed on August 28, 2023.

(2)

The Company has entered into a stock exchange agreement with Woori Venture Partners Co., Ltd., a subsidiary, on June 1, 2023, in which the Company provide 0.2234440 common stock of Woori Financial Group Inc. for 1 common stock of Woori Venture Partners Co., Ltd. to shareholders of Woori Venture Partners Co., Ltd. excluding the Company on August 8, 2023. On July 21, 2023, the Board of Directors and the general meeting of Woori Venture Partners Co., Ltd., in lieu of the Company’s shareholders’ meeting, approved a comprehensive stock exchange. In this regard, the new shares to be issued by the Company are planned to be listed on August 28, 2023.

(3)

On July 21, 2023, in accordance with a resolution of the Board of Directors, the Group declared the quarterly dividend of 180 Won per share (total dividend of 130,784 million Won) with June 30, 2023 as base date.